Exhibit 2.2

AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT

AMENDMENT NO. 1, dated as of December 27, 2007 (this “Amendment”), to that certain Stock Purchase Agreement, dated as of October 27, 2007 (the “Stock Purchase Agreement”), by and among KAMAN CORPORATION, a Connecticut corporation (“Seller”), KAMAN MUSIC CORPORATION, a Connecticut corporation and a direct wholly owned subsidiary of Seller (the “Company”), and FENDER MUSICAL INSTRUMENTS CORPORATION, a Delaware corporation (“Buyer”).  Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings ascribed to them in the Stock Purchase Agreement.

WHEREAS, Seller, the Company and Buyer previously entered into the Stock Purchase Agreement pursuant to which Buyer will purchase all of the issued and outstanding shares of capital stock of the Company from Seller upon the terms and subject to the conditions set forth in the Stock Purchase Agreement; and

WHEREAS, the parties hereto wish to amend the Stock Purchase Agreement in certain respects.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements hereinafter set forth, and intending to be legally bound, the parties hereto agree as follows:

1. Amendments.

(a) Section 1.2(b)(i) of the Stock Purchase Agreement is hereby amended and restated in its entirety as follows:

“The Base Amount shall be adjusted by the amount that the Estimated Closing Net Working Capital (as defined below) deviates from the Target Net Working Capital (the “Estimated Net Working Capital Adjustment”).  “Target Net Working Capital” is an amount equal to $54,279,000.  Two Business Days prior to the Closing, Seller shall deliver to Buyer a statement containing, in reasonable detail, its good faith estimate of (x) the Net Working Capital (as defined below) as of the Closing Date (the “Estimated Closing Net Working Capital”) and (y) the amount of Cash as of 11:59 p.m. on the Closing Date, net of Seller’s good faith estimate of any tax and currency exchange costs to Seller or the Company attributable to repatriating to the United States any portion of such Cash which is held outside the United States (such amount, the “Estimated Closing Cash”).  If the Estimated Closing Net Working Capital is greater than the Target Net Working Capital, then the Base Amount shall be increased by such excess.  If the Estimated Closing Net Working Capital is less than the Target Net Working Capital, then the Base Amount shall be decreased by such deficiency.  In addition, the Base Amount shall be increased by the amount of the Estimated Closing Cash.  “Net Working Capital” means, on a consolidated basis, the Company’s and its Subsidiaries’ (i) current assets minus (ii) current liabilities, in each case excluding Cash, Inter-company Accounts, Income Taxes payable or receivable and any deferred Income Tax assets or liabilities, and shall be determined in accordance with the methodology illustrated in Schedule 1.2(b) and, to the extent not inconsistent with such methodology, in accordance with GAAP and consistent with the methodology and principles used in the preparation of the Financial Statements.  Notwithstanding the foregoing, the Estimated Closing Net Working Capital and the Closing Net Working Capital shall include the book value of the three automobiles identified on Annex A hereto to the extent such automobiles are owned (not leased) by the Company as of the Closing and are not otherwise reflected in Net Working Capital.  Furthermore, the parties acknowledge that the special payments listed on Section 6.1(e) of the Company’s Disclosure Schedule will be paid by Seller through the Company’s payroll bank account at Bank of America, and to the extent such payments have not cleared the bank prior to the Closing, cash in an amount equal to such payments will be retained by the Company on deposit in such payroll bank account as of the Closing and, notwithstanding any provision to the contrary in this Agreement, will not be included in Estimated Closing Cash or in Closing Cash.  Accordingly, the Estimated Closing Net Working Capital and the Closing Net Working Capital will not include, as liabilities, the special payments except to the extent there are undisbursed routine payroll withholdings (e.g. 401(k) contributions and federal and state income tax) or unpaid payroll taxes associated with the special payments.”

(b) Section 8.6 of the Stock Purchase Agreement is hereby amended and restated in its entirety as follows:

“(a)            Disbursement Accounts.  Buyer and Seller agree that all U.S. disbursement accounts that are currently in use solely by the Company and the Subsidiaries will be retained by the Company and/or the Subsidiaries.

(b)            Payments.  If at any time following the Closing Seller or any of its subsidiaries receives payment to which the Company or any Subsidiary is entitled, Seller shall, and shall cause its subsidiaries to, promptly forward such payment to Buyer.”

(c) The following paragraph is hereby added as a new Section 8.9 to the Stock Purchase Agreement:

“Section 8.9    Human Resource Data.  From and after the Closing for period of one year following the Closing Date, Seller agrees (a) not to purge, and to instruct ADP to maintain and not purge, all existing human resource data (including, without limitation, data relating to payroll, benefits, vacation and savings plans) pertinent to the Company and the Subsidiaries that have been stored on behalf of Seller by ADP prior to the

Closing (the “HR Data”), (b) to assist Buyer at Seller’s expense in seeking any available remedies against ADP should ADP not comply with the instruction set forth in clause (a), and (c) to authorize the Company’s human resources and payroll personnel access to all of the Company’s and the Subsidiaries’ HR Data for purposes of viewing and preparing reports based on such information.  If such personnel needs assistance in developing reports beyond the types of reports provided to the Company prior to the Closing, Seller agrees to facilitate contact with ADP for purposes of requesting such assistance, Buyer and Seller agree that they will share equally in the first $20,000 of any charges incurred by reason of such assistance and Buyer agrees that it will promptly reimburse Seller for any additional documented charges incurred by reason of such assistance.  In addition, from and after the Closing until the earlier of (i) the date that final payroll is processed relating to pre-Closing periods and (ii) 15 days following the Closing Date, Seller agrees to authorize such personnel full access to all HR Data.”

  (d) Section 1.2(b) of the Company Disclosure Schedule is hereby amended by deleting therefrom footnote (a) and all references thereto.

2. Miscellaneous.

  (a) Each party hereto hereby acknowledges and confirms that all references in the Stock Purchase Agreement to “this Agreement” shall be deemed to include the Stock Purchase Agreement as amended by this Amendment.

  (b) Except as expressly amended hereby, the Stock Purchase Agreement shall remain in full force and effect in accordance with the terms thereof.

  (c) This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

  (d) This Amendment shall be governed by the laws of the State of New York, without regard to the principles of conflicts of law thereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 as of the day and year first above written.

KAMAN CORPORATION

By:	/s/ Robert M. Garneau
Name: Robert M. Garneau
Title: Executive Vice President and Chief Financial Officer

KAMAN MUSIC CORPORATION

By:	/s/ Edward G. Miller
Name: Edward G. Miller
Title: President

FENDER MUSICAL INSTRUMENTS CORPORATION

By:	/s/ William L. Mendello
Name: William L. Mendello
Title: Chief Executive Officer

Annex A

Automobiles

Make	Model	Year	VIN
BMW	5 Series 528i 4DR Sedan	2008	WBANU53558CT04253
Dodge	Grand Caravan SXT 4DR Wagon	2007	2D4GP44L47R182021
Dodge	Grand Caravan SXT 4DR Wagon	2007	2D4GP44L87R132495